UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TALX CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

874918105

(CUSIP Number)

Kent E. Mast

Equifax Inc.

1550 Peachtree Street NW

Atlanta, Georgia  30309

(404) 885-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874918105

1.	Names of Reporting Persons. EQUIFAX INC. I.R.S. Identification Nos. of above persons (entities only) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 58-0401110

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization STATE OF GEORGIA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,052,292

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,052,292

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.39%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 874918105

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of TALX Corporation, a Missouri corporation (“TALX”).  The principal executive offices of TALX are located at 11432 Lackland Avenue, St. Louis, Missouri  63146.

Item 2.	Identity and Background

This Schedule 13D is being filed by Equifax Inc., a Georgia corporation (“Equifax”).  The principal business address of Equifax is 1550 Peachtree Street NW, Atlanta, Georgia  30309.  Equifax provides consumer credit information, information database management, marketing information, business credit information, decisioning and analytical tools, and identity verification services which enable businesses to make informed decisions about extending credit or service, mitigate fraud, manage portfolio risk, and develop marketing strategies for consumers and businesses.  It also provides to consumers a portfolio of products to manage and protect their financial affairs.

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Equifax is set forth in Schedule I hereto, and is incorporated by reference.  Each person listed in Schedule I is a citizen of the United States.

During the last five years, Equifax has not, nor, to the knowledge of Equifax, has any of the persons listed on Schedule I hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 14, 2007, TALX entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Equifax and a wholly-owned subsidiary of Equifax (“Merger Sub”) that provides for the acquisition of TALX by Equifax by means of a merger of TALX into Merger Sub (the “Merger”). As a result of the Merger, TALX would become a wholly-owned subsidiary of Equifax.  In connection with the execution of the Merger Agreement, William W. Canfield, the Chairman of the Board and Chief Executive Officer and President of TALX (the “Shareholder”) entered into a Shareholder Agreement with Equifax dated February 14, 2007 (the “Shareholder Agreement”), providing for the voting of the Shareholder’s TALX Common Stock as described in Item 4 below.  Equifax did not pay additional consideration to the Shareholder in connection with the execution of the Shareholder Agreement, and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of TALX Common Stock outstanding immediately prior to the effective time of the Merger (other than shares as to which appraisal rights are properly asserted under Missouri law and shares owned by Equifax, TALX, or their respective wholly-owned subsidiaries) will be converted into the right to receive, subject to proration as described below, either (i) 0.861 of a share of Equifax common stock or (ii) $35.50 in cash, as elected by holders of TALX Common Stock.   This election is subject to the limitation that 75% of the outstanding shares of TALX Common Stock be exchanged for Equifax common stock and 25% for cash, with proration to be applied in the event of oversubscription.

As a result of the Merger, TALX would become a wholly-owned subsidiary of Equifax and the TALX Common Stock would be de-listed from and no longer quoted on The NASDAQ Stock Market.  Pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, the TALX Common Stock would no longer be registered under such Act.

CUSIP No. 874918105

The Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Equifax and the Shareholder entered into the Shareholder Agreement.  Pursuant to the Shareholder Agreement and subject to the terms and conditions therein, the Shareholder has agreed to vote, or cause to be voted, the Shareholder’s shares of TALX Common Stock in favor of approval of the Merger Agreement, the Merger, and each of the other transactions contemplated by the Merger Agreement and any other action intended to facilitate consummation of the transactions contemplated by the Merger Agreement.  The Shareholder is required to vote, or cause to be voted, such shares against any acquisition proposal other than the Merger Agreement or any amendment of TALX’s articles of incorporation or bylaws, or any other proposal, action, or transaction which would be reasonably expected to prevent or impede or delay the Merger, the Merger Agreement, or any of the transactions contemplated by the Merger Agreement.

The Shareholder has agreed not to transfer, pledge, assign, tender, or otherwise dispose of or consent to or permit any transfer of any shares or any interest therein, or enter into any contract, option, or other arrangement with respect to any transfer (including any profit sharing or other derivative arrangement) of any shares or any interest therein, to any person other than pursuant to the Shareholder Agreement or the Merger Agreement, unless prior to any such transfer the transferee of such shares enters into a shareholder agreement with Equifax on terms substantially identical to the terms of the Shareholder Agreement.

If the Shareholder is not present at the meeting at which the vote of TALX shareholders is taken, the Shareholder has granted to and appointed Equifax and certain designated representatives as the Shareholder’s proxies to vote all of his TALX shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal or other transactions that would prevent, impede, or delay the Merger.  The Shareholder Agreement will terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The Shareholder Agreement is included as Exhibit 2 hereto and the description of the Shareholder Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

By virtue of the Shareholder Agreement, Equifax may be deemed to share with the Shareholder the power to vote the Shares subject to the Shareholder Agreement.  Consequently, Equifax may be deemed to be the beneficial owner of the 2,052,292 shares of TALX Common Stock subject to the Shareholder Agreement, which comprise 1,388,840 outstanding shares owned by Shareholder and 638,369 shares subject to options exercisable within 60 days.  These shares represent 6.39% of the issued and outstanding shares of TALX Common Stock.(1)

Equifax hereby disclaims beneficial ownership of the shares subject to the Shareholder Agreement, and this statement shall not be construed as an admission that Equifax is, for any or all purposes, the beneficial owner of the shares covered by this statement.

Neither Equifax nor to the best of Equifax’s knowledge, any individual listed on Appendix I to this Schedule 13D has effected any transactions in the Common Stock of TALX.

(1)   The total number of issued and outstanding shares of voting stock of TALX equals the sum of (a) 31,486,925 shares of Common Stock issued and outstanding as of February 5, 2007, according to TALX’s Form 10-Q filed for the period ending December 31, 2006, and (b) 638,369 shares of Common deemed to be outstanding pursuant to Rule 13d-3(d)(1).

CUSIP No. 874918105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Statement, neither Equifax nor to the best of Equifax’s knowledge, any individual listed on Appendix I to this Schedule 13D is a party to any contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of TALX, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1.     Agreement and Plan of Merger dated February 14, 2007, among Equifax Inc., TALX Corporation, and Chipper Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of TALX filed on February 15, 2007).

2.     Shareholder Agreement dated February 14, 2007, between Equifax Inc. and William W. Canfield (incorporated by reference to Exhibit 99.1 to the Current Report of TALX filed on February 15, 2007).

CUSIP No. 874918105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 26, 2007		EQUIFAX INC
		By:	/s/ Kent E. Mast
Kent E. Mast
Corporate Vice President and General Counsel

APPENDIX I

INFORMATION CONCERNING

THE EXECUTIVE OFFICERS AND DIRECTORS OF EQUIFAX

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Equifax. Each such person is a citizen of the United States.  In addition, unless otherwise noted, each such person’s business address is 1550 Peachtree Street NW, Atlanta, Georgia 30309.

DIRECTORS OF EQUIFAX

Richard F. Smith	Chairman and Chief Executive Officer of Equifax.
John L. Clendenin	Retired Chairman of BellSouth Corporation.
James E. Copeland, Jr.	Retired Chief Executive Officer of Deloitte & Touche LLP and Deloitte Touche Tohmatsu.
A. William Dahlberg	Retired Chairman of Mirant Corporation.
Robert D. Daleo	Executive Vice President and Chief Financial Officer of The Thomson Corporation. His business address is Metro Center, One Station Place, Stamford, Connecticut 06902.
L. Phillip Humann	Chairman of SunTrust Banks, Inc. His business address is: SunTrust Plaza, 30th Floor, 303 Peachtree Street N.E., Atlanta, Georgia 30308.
Lee A. Kennedy	President and Chief Executive Officer of Fidelity National Information Services, Inc. His business address is: 601 Riverside Avenue, Jacksonville, Florida 32204.
Siri S. Marshall

Senior Vice President, General Counsel and Secretary and Chief Governance and Compliance Officer of General Mills, Inc. Her business address is: Number One General Mills Boulevard, Minneapolis, Minnesota 55426.

Larry L. Prince	Retired Chairman and Chief Executive Officer of Genuine Parts Company. His business address is 2999 Circle 75 Parkway, Atlanta, Georgia 30339.
Jacquelyn M. Ward	Retired Chairman and Chief Executive Officer of Computer Generation, Inc.

EXECUTIVE OFFICERS OF EQUIFAX INC.

(WHO ARE NOT ALSO DIRECTORS OF EQUIFAX)

Lee Adrean	Corporate Vice President and Chief Financial Officer
J. Dann Adams	President, US Consumer Information Solutions
Steven P. Ely	President, North American Personal Solutions
Nuala M. King	Senior Vice President and Corporate Controller
Kent E. Mast	Corporate Vice President and General Counsel
Rodolfo O. Ploder	President, Equifax International
Coretha M. Rushing	Corporate Vice President and Chief Administrative Officer
Michael S. Shannon	President, North American Commercial Solutions
Paul J. Springman	Corporate Vice President and Chief Marketing Officer
Robert J. Webb	Corporate Vice President and Chief Information Officer